Exhibit 99.3

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS

To be held on Tuesday August 25, 2015

DATED JULY 23, 2015

PACIFIC THERAPEUTICS LTD.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the "Meeting") of the shareholders of Pacific Therapeutics Ltd. (the "Corporation") will be held at 1500 - 409 Granville Street Vancouver, BC V6C 1T2 on Tuesday August 25, 2015 at 11:00 a.m. (Vancouver time) for the following purposes: to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2014, together with the report of the auditors thereon;

1.	to fix the number of directors of the Corporation at three (3) persons for the ensuing year;
2.	to elect the directors for the ensuing year;
3.	to appoint Davidson & Corporation LLP, Chartered Accountants as the auditors of the Corporation and to authorize the directors to fix the auditors' remuneration and the terms of their engagement;
4.	to consider, and if thought fit, to pass a special resolution to approve the sale of substantially all of the assets of the Corporation to Forge Therapeutics Inc. (the “Asset Sale Resolution”);
5.	to consider, and if thought fit, to pass an ordinary resolution to approve the Corporation's 2015 Stock Option Plan; and
6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) thereof.

Accompanying this Notice are the Corporation’s Management Information Circular, a Form of Proxy or Voting Instruction

Form and a request card for use by Shareholders who wish to receive our financial statements. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. Shareholders of record as at the close of business on July 23, 2015 (the “ Record Date”) will be entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy to the Transfer Agent, Valiant Trust located at 600 -750 Cambie Street Vancouver BC Canada V6B 0A2 or by using the internet through the website of the Corporation's transfer agent's website, https://proxy.valianttrust.com as per the instructions provided on the form, on or before 11:00 a.m. (Vancouver time) on August 21, 2015 or 48 hours (excluding Saturdays, Sundays or holidays) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

If you are a non-registered Shareholder of common shares of the Corporation (“Shares”) and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

The Board of Directors of the Corporation UNANIMOUSLY recommends that Colonial Shareholders vote IN FAVOUR of the Asset Sale Resolution.

Shareholders who validly dissent from the Asset Sale Resolution will be entitled to be paid the fair value of their Shares, subject to strict compliance with sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”). Failure to comply strictly with the requirements set forth in sections 237 to 247 of the BCBCA may result in the loss of any right of dissent. See “Particulars of Matters to be Acted Upon – E. Proposed Sale of Assets – Dissent Rights” in the accompanying Information Circular.

Shareholders that do not hold Shares in their own name and who wish to dissent should be aware that only registered holders of Shares are entitled to dissent. Accordingly, a beneficial owner of Shares (i.e., a shareholder who holds his, her or its Shares through an intermediary) desiring to exercise this right must make arrangements for the Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Asset Sale Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of the Shares to dissent on his, her or its behalf.

DATED at Vancouver, British Columbia, this 23rd day of July, 2015

BY ORDER OF THE BOARD
Douglas H. Unwin
President and Chief Executive Officer